SEC 09040201 ISSION

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 66540 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Helvea, Inc.

| OFFICIAL USE ONLY |
|---|
| 132007 |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1800 McGill College Avenue, Suite 1020
(No. and Street)

| Montreal | Quebec | H3A 3J6 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Felix Weibel 514-288-3556
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

| 1250 René-Lévesque Blvd. West, Suite 2800, | Montreal | Quebec | H3B 2G4 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, Felix Weibel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Helvea Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Not applicable

Signature

President, Secretary, ER, CCO

Title

Notary Public

Commissaire à l'assermentation
CINDY KRUPKA
# 174 815
Pour tous les districts judiciaires du Québec et pour l'extérieur du Québec

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Audit attestation to the firm's exemption from SEC Rule 15c3-3, paragraph (k)(2)(i)

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Helvea Inc.

Financial Statements
**December 31, 2008**
(expressed in US dollars)

PRICEWATERHOUSECOOPERS

**PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.**
**Chartered Accountants**
1250 René-Lévesque Boulevard West
Suite 2800
Montréal, Quebec
Canada H3B 2G4
Telephone +1 514 205 5000
Facsimile +1 514 876 1502

February 26, 2009

## Auditors' Report

**To the Shareholder of**
**Helvea Inc.**

We have audited the balance sheet of **Helvea Inc.** as at December 31, 2008 and the statements of earnings, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2008 and the results of its operations and its cash flows for the year then ended in accordance with generally accepted accounting principles in the United States of America.

We have also audited the schedule of computation of net capital as at December 31, 2008, which is presented for the purpose of meeting the requirements of Rule 17a-5 of the Securities Exchange Act of 1934 and is not a required part of the basic financial statements. In our opinion, this schedule presents fairly the information contained therein, in all material respects, in relation to the financial statements taken as a whole.

PricewaterhouseCoopers LLP[1]

[1] Chartered accountant auditor permit No. 22923

# Helvea Inc.
Balance Sheet
**As at December 31, 2008**

(expressed in US dollars)

| | 2008<br>$ | 2007<br>$ |
|---|---|---|
| **Assets** | | |
| **Current assets** | | |
| Cash and cash equivalents | 7,524,271 | 8,330,339 |
| Accounts receivable | 15,125 | 29,728 |
| Prepaid expenses | 78,275 | 51,042 |
| Income taxes recoverable | 91,472 | - |
| | 7,709,143 | 8,411,109 |
| **Property and equipment** (note 3) | 780,800 | 859,725 |
| | 8,489,943 | 9,270,834 |
| **Liabilities** | | |
| **Current liabilities** | | |
| Accounts payable and accrued liabilities (note 4) | 1,036,271 | 1,728,336 |
| Income taxes payable | 226,209 | 106,973 |
| | 1,262,480 | 1,835,309 |
| **Loan payable to Helvea S.A.** (note 5) | - | 1,760,600 |
| | 1,262,480 | 3,595,909 |
| **Shareholder's Equity** | | |
| **Capital stock** (note 6) | 2,614,950 | 2,614,950 |
| **Retained earnings** | 4,175,647 | 2,623,109 |
| **Cumulative translation adjustment** | 436,866 | 436,866 |
| | 7,227,463 | 5,674,925 |
| | 8,489,943 | 9,270,834 |

The accompanying notes are an integral part of these financial statements.

**Approved by the Board of Directors**

______________________________ Director ______________________________ Director

# Helvea Inc.

Statement of Changes in Shareholder's Equity

**For the year ended December 31, 2008**

(expressed in US dollars)

| | Common stock | | | | |
|---|---|---|---|---|---|
| | **Number of Class A common shares** | **Amount $** | **Retained earnings $** | **Cumulative translation adjustment $** | **Total $** |
| **Balance at December 31, 2006** | 330,000 | 2,614,950 | 238,028 | 94,479 | 2,947,457 |
| Net earnings | - | - | 2,385,081 | - | 2,385,081 |
| Cumulative translation adjustment | - | - | - | 342,387 | 342,387 |
| **Balance at December 31, 2007** | 330,000 | 2,614,950 | 2,623,109 | 436,866 | 5,674,925 |
| Net earnings | - | - | 1,552,538 | - | 1,552,538 |
| **Balance at December 31, 2008** | 330,000 | 2,614,950 | 4,175,647 | 436,866 | 7,227,463 |

The accompanying notes are an integral part of these financial statements.

# Helvea Inc.

Statement of Earnings

**For the year ended December 31, 2008**

(expressed in US dollars)

| | 2008<br>$ | 2007<br>$ |
|---|---|---|
| **Revenue** | | |
| Commissions earned | 15,458,117 | 13,611,556 |
| Research services | 652,369 | 281,280 |
| Referral fees | 8,243 | 4,172 |
| Interest | 121,504 | 109,688 |
| Miscellaneous income | - | 35,498 |
| | 16,240,233 | 14,042,194 |
| **Expenses** (note 7) | | |
| Salaries and related expenses | 3,142,296 | 2,970,138 |
| Commissions | 8,370,681 | 6,035,094 |
| Professional fees | 212,217 | 216,010 |
| Travel, meals and entertainment | 777,921 | 609,988 |
| Information services | 374,618 | 231,760 |
| EDP maintenance and development | 6,548 | 7,312 |
| Telecommunications | 90,037 | 68,138 |
| Rent and related expenses | 279,837 | 298,905 |
| Business and other taxes | 75,573 | 72,321 |
| General office expenses | 56,018 | 61,755 |
| Amortization | 281,014 | 213,442 |
| Business development and promotional activities | 25,404 | 17,754 |
| Memberships and registration fees | 41,762 | 41,309 |
| Foreign exchange loss (gain) | (303,704) | 15,792 |
| Interest on loan payable to Helvea S.A. (note 5) | 6,632 | 70,754 |
| Miscellaneous expenses | 51,091 | 16,638 |
| | 13,487,945 | 10,947,110 |
| **Earnings before income taxes** | 2,752,288 | 3,095,084 |
| **Provision for income taxes** | 1,199,750 | 710,003 |
| **Net earnings** | 1,552,538 | 2,385,081 |

The accompanying notes are an integral part of these financial statements.

# Helvea Inc.

Statement of Cash Flows

**For the year ended December 31, 2008**

(expressed in US dollars)

| | 2008<br>$ | 2007<br>$ |
|---|---|---|
| **Cash flows from** | | |
| **Operating activities** | | |
| Net earnings | 1,552,538 | 2,385,081 |
| Items not affecting cash | | |
| Foreign exchange loss on repayment of loan to Helvea S.A. | 83,800 | - |
| Amortization | 281,014 | 213,442 |
| | 364,814 | 213,442 |
| Changes in non-cash operating working capital items | | |
| Decrease in accounts receivable | 13,001 | 37,244 |
| Decrease (increase) in prepaid expenses | (27,311) | 137,782 |
| Increase in income taxes recoverable | (105,944) | - |
| Increase (decrease) in accounts payable and accrued liabilities | (717,401) | 522,861 |
| Increase in income taxes payable | 224,126 | 76,416 |
| Decrease in due to a related company | - | (8,916) |
| | (613,529) | 765,387 |
| | 1,303,823 | 3,363,910 |
| **Investing activities** | | |
| Purchase of property and equipment | (202,089) | (940,291) |
| **Financing activities** | | |
| Repayment of loan to Helvea S.A. | (1,844,400) | - |
| **Effect of foreign exchange rate changes on cash and cash equivalents** | (63,402) | - |
| **Net increase (decrease) in cash and cash equivalents during the year** | (806,068) | 2,423,619 |
| **Translation adjustment on cash and cash equivalents** | - | 540,392 |
| **Cash and cash equivalents – Beginning of year** | 8,330,339 | 5,366,328 |
| **Cash and cash equivalents – End of year** | 7,524,271 | 8,330,339 |
| Cash and cash equivalents consist of: | | |
| Cash | 2,720,748 | 1,111,879 |
| Short-term deposits (note 9) | 4,803,523 | 7,218,460 |
| | 7,524,271 | 8,330,339 |
| **Supplementary information** | | |
| Income taxes paid | 1,171,986 | 758,738 |
| Interest received | 133,069 | 108,135 |

The accompanying notes are an integral part of these financial statements.

(expressed in US dollars)

## 1 Incorporation and nature of business

The company was incorporated under the Canada Business Corporations Act on January 7, 2004 and was registered with National Association of Securities Dealers, Inc. ("NASD"), now the Financial Regulatory Authority ("FINRA"), and the U.S. Securities and Exchange Commission ("SEC") on November 30, 2004. Prior to December 22, 2006, it was a member of an international group of companies whose principal entity was Pictet et Cie ("Pictet").

The company commenced its principal business activity of marketing European securities in 2005.

## 2 Significant accounting policies

### Basis of presentation

The company records its brokerage operations and commission revenue on securities transactions on a settlement date basis.

### Cash and cash equivalents

Cash and cash equivalents consist of balances with banks and highly liquid short-term deposits. The company considers short-term deposits with original terms to maturity of three months or less to be cash equivalents.

### Property and equipment

Property and equipment are recorded at cost and are amortized on a straight-line basis at the following annual rates:

| | |
|---|---|
| Furniture and equipment | 20% |
| Computer equipment | 33% |
| Leasehold improvements | 20% |

Artworks included in furniture and equipment are considered as assets with an undefined useful life and therefore are not amortized.

### Income taxes

The company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between the financial statement values of assets and liabilities, using enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse.

The company is eligible for various tax credits with respect to qualifying International Financial Centre of Montréal activities. These credits are accounted for as a reduction of the related costs to which they pertain.

(expressed in US dollars)

**Foreign currency translation**

These financial statements are presented in United States dollars which, effective January 1, 2008, became the company's functional currency. Prior to this date, the functional currency was the Swiss franc. The functional currency was changed as a result of the significant increase in operations at the company's New York branch.

Monetary assets and liabilities denominated in foreign currencies have been translated into US dollars at the rate of exchange prevailing at the balance sheet date. Revenues and expenses are translated into US dollars at the rate of exchange prevailing at the transaction date. Gains and losses on foreign exchange are included in the statement of earnings.

**Management estimates**

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## 3 Property and equipment

| | | | 2008 | 2007 |
|---|---|---|---|---|
| | Cost $ | Accumulated amortization $ | Net $ | Net $ |
| Furniture and equipment | 341,771 | 87,493 | 254,278 | 181,505 |
| Computer equipment | 184,438 | 117,572 | 66,866 | 133,248 |
| Leasehold improvements | 684,076 | 224,420 | 459,656 | 544,972 |
| | 1,210,285 | 429,485 | 780,800 | 859,725 |

## 4 Accounts payable and accrued liabilities

Accounts payable and accrued liabilities comprise the following:

| | 2008 $ | 2007 $ |
|---|---|---|
| Accrued compensation | 754,450 | 1,498,098 |
| Other | 281,821 | 230,238 |
| | 1,036,271 | 1,728,336 |

(expressed in US dollars)

## 5 Loan payable to Helvea S.A.

The loan payable to Helvea S.A. in the amount of CHF2,000,000 bore interest at 4.25% per annum. The loan was subordinated by virtue of a subordination agreement entered into between the company and FINRA, on November 15, 2006, which required the agreement of FINRA prior to its repayment. The loan was repaid in February 2008.

## 6 Capital stock

Authorized – unlimited as to number

Class A preferred shares, voting, non-participating, without par value, ranking in priority to Class B, C and D preferred shares and Class A and B common shares, with entitlement to a non-cumulative monthly dividend of 1%, redeemable at the option of the company at their paid-in amount or the fair value of the consideration received, plus declared and unpaid dividends

Class B preferred shares, non-voting, non-participating, without par value, ranking in priority to Class C and D preferred shares and Class A and B common shares, with entitlement to a non-cumulative monthly dividend of 1%, redeemable at the option of the company at their paid-in amount or the fair value of the consideration received, plus declared and unpaid dividends

Class C preferred shares, voting, non-participating, without par value, ranking in priority to Class D preferred shares and Class A and B common shares, with entitlement to a non-cumulative monthly dividend of 1%, redeemable at the option of the company or the holder at their paid-in amount or the fair value of the consideration received, plus declared and unpaid dividends

Class D preferred shares, non-voting, non-participating, without par value, ranking in priority to Class A and B common shares, with entitlement to a non-cumulative monthly dividend of 1%, redeemable at the option of the company or the holder at their paid-in amount or the fair value of the consideration received, plus declared and unpaid dividends

Class A common shares, voting

Class B common shares, non-voting

Issued

| | 2008<br>$ | 2007<br>$ |
|---|---|---|
| 330,000 Class A common shares | 2,614,950 | 2,614,950 |

(expressed in US dollars)

## 7 Related party transactions and balances

The statement of earnings includes the following related party transactions:

| | 2008<br>$ | 2007<br>$ |
|---|---|---|
| **Expenses** | | |
| Commissions | 8,370,681 | 5,990,066 |

Commissions earned are collected by Helvea S.A. and remitted to the company.

All balances with related companies are disclosed separately in these financial statements. Unless otherwise disclosed, all related party transactions occurred in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties and the company.

## 8 Commitments

Minimum annual lease payments under operating leases are as follows:

| | $ |
|---|---|
| 2009 | 318,141 |
| 2010 | 318,141 |
| 2011 | 318,148 |
| 2012 | 318,233 |
| 2013 | 318,233 |
| 2014 and thereafter | 832,931 |

## 9 Financial instruments

### Fair value of financial instruments

The company has estimated the fair market values of its financial instruments based on the current interest rate environment, related market values and current pricing of financial instruments with comparable terms. The carrying values of its financial instruments approximate their fair market values, unless otherwise indicated.

(expressed in US dollars)

**Position risk**

Position risk corresponds to the risk that the fluctuations in foreign exchange rates and interest rates could result in losses. Unless otherwise disclosed in the financial statements, the company may enter into financial instruments consisting primarily of short-term deposits and related party balances that may be denominated in foreign currencies and bear interest at short-term market rates.

As at December 31, 2008, the short-term deposits consist of a call deposit in the amount of CHF5,122,850 (US$4,803,523) (2007 – CHF8,200,000 (US$7,218,460)).

**Credit risk**

Credit risk is the risk of financial loss as a result of default by a counterparty with respect to its obligations towards the company. The company's financial instruments are primarily with major financial institutions. Consequently, management considers the risk of counterparties defaulting on their obligation to be remote.

**Interest rate risk**

The company's exposure to interest rate risk as at December 31, 2008 is as follows:

| | |
|---|---|
| Cash | Non-interest bearing |
| Short-term deposits | Fixed at 0.10% |
| Accounts receivable | Non-interest bearing |
| Accounts payable and accrued liabilities | Non-interest bearing |
| Income taxes payable | Non-interest bearing |

## 10 Capital requirements

The company is a member of FINRA and therefore is subject to the capital requirements (Rule 15c3-1) of the Securities and Exchange Act of 1934. This Rule provides, among other things, that a member firm's "aggregate indebtedness" may not exceed 1,500% (800% for the initial 12 months) of its "net capital", as those terms are defined by the Act.

As at December 31, 2008, the company's aggregate indebtedness and net capital were $1,262,480 and $5,957,780 respectively (2007 – $1,835,309 and $6,025,051 respectively), giving a ratio of 21.19% (2007 – 30.46%).

The company does not hold client funds or securities nor owe money or securities to customers. However, if inadvertently received, the company promptly forwards all funds and securities received. Accordingly, the company is exempt from Rule 15c3-3 of the Act, under paragraph (k)(2)(i) of that Rule.

# Helvea Inc.

Schedule of Computation of Net Capital

**As at December 31, 2008**

(expressed in US dollars)

| | 2008<br>$ | 2007<br>$ |
|---|---|---|
| **Net Capital** | | |
| Capital stock – Common shares | 2,614,950 | 2,614,950 |
| Retained earnings | 4,175,647 | 2,623,109 |
| Cumulative translation adjustment | 436,866 | 436,866 |
| Loan payable to Helvea S.A. | - | 1,760,600 |
| | 7,227,463 | 7,435,525 |
| Accounts receivable | 15,125 | 19,442 |
| Prepaid expenses | 78,275 | 51,042 |
| Income taxes recoverable | 91,472 | - |
| Property and equipment | 780,800 | 859,725 |
| Haircut on foreign currency | 304,011 | 480,265 |
| | 1,269,683 | 1,410,474 |
| | 5,957,780 | 6,025,051 |
| **Aggregate indebtedness** | | |
| Accounts payable and accrued liabilities | 1,036,271 | 1,728,336 |
| Income taxes payable | 226,209 | 106,973 |
| | 1,262,480 | 1,835,309 |
| **Ratio of aggregate indebtedness to net capital** | 21.19% | 30.46% |